
JUL 28 2003
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03028095

FORM 10-KSB ARS

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 28, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17741

EPOLIN, INC.
(Name of Small Business Issuer in Its Charter)

New Jersey
(State or other jurisdiction of incorporation or organization)

22-2547226
(I.R.S. Employer Identification Number)


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

358-364 Adams Street
Newark, New Jersey
(Address of principal executive offices)

07105
(Zip Code)

Issuer's telephone number, including area code: (973) 465-9495

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock (no par value)

Check whether the Issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State Issuer's revenues for its most recent fiscal year: $2,691,497

As of February 28, 2003, the aggregate market value of the Common Stock held by non-affiliates of the Issuer (6,093,655 shares) was approximately $3,626,000. The number of shares outstanding of the Common Stock (no par value) of the Issuer as of the close of business on February 28, 2003 was 11,886,855 (excluding 679,645 treasury shares).

Documents Incorporated by Reference: None

PART I

Item 1. Description of Business.

Introduction

Epolin, Inc. ("Epolin" or the "Company") is a manufacturing and research and development company which was incorporated in the State of New Jersey on May 8, 1984. The Company is principally engaged in the commercial development, production and sale of near infrared dyes to the optical industry for laser protection, for welding, for security inks and other dye applications as well as specialty chemicals. Its principal offices are located at 358-364 Adams Street, Newark, New Jersey 07105 and its telephone number is (973) 465-9495. The Company's web-site can be accessed at www.epolin.com.

The Company's wholly-owned subsidiary, Epolin Holding Corp. ("Epolin Holding"), was incorporated in the State of New Jersey as a real estate holding company. Epolin Holding became a wholly-owned subsidiary in January 1998.

Since completion of the Company's public offering in 1989, the Company's revenues had been primarily generated through the synthesis and sale of specialty organic chemical products. Building upon this base, the Company singled out near infrared dye technology as a most promising product line and has emphasized the development, manufacture and sale of these dyes to the optical industry, as well as other specialty chemical products. It sells its dyes primarily to lens manufacturers who serve as the suppliers to the laser protection eyewear market and the welding market.

The Company believes that its future lies with dye technology and is formulating long range plans to exploit new applications for both the near infrared dyes as well as other dyes. Paralleling the growth of the dye business, the Company has maintained a level of production and sales of specialty products made on a custom basis. These include additives for plastics, thermochromic materials for use in paints as well as other specialty chemicals made in low volume to sell at prices that reflect the value of the product. The Company does not, however, expect its specialty chemical business to grow. It has instead made a strong research and development commitment to the growth of the specialty dye business and products which use the dyes such as security inks.

Unless the context otherwise requires, all references herein to the "Company" refer to Epolin, Inc. and its consolidated subsidiary, Epolin Holding Corp.

Infrared Dyes

The Company's business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Applications for these dyes cover several markets which are discussed in the following subsections.

Dyes for Laser Protection

The Company has sold near infrared dyes since 1990 to customers who manufacture and sell eyewear to protect personnel from the harmful effects of laser light. In the first stages of the Company's marketing efforts, the Company sold dyes that had a special capability to absorb the emissions of the neodymium-YAG laser. This laser was and is used by the military for range finders carried by tanks. Following the Company's success in selling dyes for military usage, new markets were developed selling to manufacturers of safety eyewear for personnel who worked with lasers or were exposed to very strong sources of infrared radiation.

Dyes for Welding

The Company sells dyes into a market that requires the use of absorptive dyes for face shields, helmets and goggles to protect personnel from the harmful effects of radiation from welding. Nationally prescribed specifications now state that welding shields must absorb specific levels of the infrared generated by the welding arc in order to protect personnel from eye damage. The specifications have come about because a number of studies had shown that excessive infrared radiation can cause the development of premature cataracts. Thus, for different levels of protection, a specific reduction of ultraviolet, visible and infrared emissions are now required. As a result, the Company now offers a line of dyes for welding that absorb the entire range of welding radiation. Management believes many welding customers and potential customers are attracted to the Company's dyes because they had been tied to dye suppliers who would only sell the dyes if the customer were to purchase the suppliers resin or formulated resin. Freedom to formulate any resin and do in plant injection molding of lenses or shields, has significant cost implications for these customers. The availability of the Company's dyes has allowed the Company to gain new customers. The Company expects to see this welding market grow in the future not only because of increased sensitivity to the health effects of conventional welding methods but also because of the increasing use of lasers for welding. These instruments will require closer monitoring for exposure of personnel to laser light but will also require personnel peripheral to the welding operation to be protected.

Dyes for Security Inks

Certain of the near infrared dyes absorb very little of the visible spectrum. These can be used at low concentration in inks and paints and cannot be easily detected. However, when viewed by reflection of an infrared laser or lamp, the presence of dye is easily seen as a black marking. Mechanical "readers" can be used to detect the presence of dyes by responding with a simple "go, no-go" signal. Recently, the Company embarked upon the development of security inks. It has successfully introduced silk screen inks to the marketplace that management believes can be used for labels, official documents and credit cards. The first step towards vertical integration and diversification of the product line has been taken with the introduction of near infrared dyes in security inks. The initial sales have been for silk screen inks used in credit cards. Management anticipates that this will be followed by security jet inks and water based inks. Management believes that the industrial security and currency marking is potentially a large volume application for these dyes. No assurance can be given that the Company will be able to successfully develop this market.

Dyes for Filters

A smaller market exists for filters that block certain frequencies in the near infrared and visible spectrum. Most of the inquiries come from instrument makers who use glass filters containing rare earth oxides. These filters are expensive and are subject to chipping, shattering and other breakage. Management believes the use of a clear plastic filter containing the Company's dyes would lower cost and increase reliability. This high value added market is under development. No assurance can be given that the Company will be able to successfully develop this market.

Dyes for Sun Protection

There have been various reports that near infrared radiation causes slow but long term damage to the eye leading to premature cataracts. Certain customers incorporate the Company's dyes into premium sunglasses to sell at premium pricing. An additional value in sunglasses containing near infrared dyes is that there is a noticeable heat reduction on the eye which allows long term use in the sun. Management believes that this reduces problems associated with discomfort due to perspiration around the eye.

Dyes for Heat Shields

It has been shown in experimental and theoretical studies that a window containing near infrared dyes is capable of reducing the internal heat load of a structure by 40 to 50 percent. This type of application of infrared dyes is reported in use for sun roofs of automobiles in Japan. The specific advantage offered by near infrared dyes is heat reduction coupled with good visible transparency. This allows high visibility while, at the same time, effectively blocking the frequencies responsible for transporting heat. Management believes near infrared dyes can be effectively used in a wide variety of applications as heat shields. The Company has set its sights on this potential market by initiating research and development studies leading to dyes or dye combinations that can meet the tight requirements demanded by this market. Of particular concern to the Company is the need for long term performance which, at a minimum, requires a working lifetime of seven years exposure to direct sunlight. By developing dyes of greatly improved thermal and ultraviolet stability, the Company believes it can meet the long term exposure requirements for heat shields. The Company further believes that of particular importance is the ability of these new dyes to be used in the manufacture of extruded engineering plastic products. Known near infrared dyes do not possess the thermal stability to survive processing of large extruded structures. The Company believes that it can demonstrate that these new dyes offer a greater degree of freedom in plastics processing and that this can represent an important developing market. No assurance can be given, however, that the foregoing can be demonstrated, or if demonstrated, that the Company will be able to successfully develop this market.

Dyes for Interlayer and Laminates

One of the most abrasion resistant surfaces is that of glass. The Company has found that the interlayer used for glass to glass laminates can incorporate dyes and bond to the glass strongly. These laminated glass structures can perform like the plastic heat shields described above. The Company believes that such laminated glass structures have the added advantage of abrasion resistance and in automotive applications, are shatter-proof. The Company is pursuing markets for laminates as shatter-proof windshield and sun roofs. No assurance can be given that the Company will find a successful developer in this market.

Specialty Chemical Products

Although the Company is heavily engaged in the manufacture and sale of dyes, the Company continues to maintain a level of production and sales of specialty products made on a custom basis. Such specialty chemical business, which does not represent greater than 10% of reported profits or losses of the Company, involves the preparation and sale of a variety of specialty chemical products on behalf of companies that sell into the adhesives, plastics, aerospace, pharmaceutical and flavors and fragrance industries. The Company's products primarily serve as intermediates, additives and process aids for complex chemical formulations. The Company markets its products to other companies who are in need of low level quantities of unique chemicals which provide specialized functions and are necessary elements in complex chemical mixtures manufactured by the Company's respective customers. The Company sustains this business because its customers find it economically inefficient to manufacture such low volume specialty chemicals for their own use. Raw materials utilized in connection with the preparation of specialty chemical products are either available from chemical suppliers or made by the Company in its own facilities.

This part of the Company's business is manufactured on an individual basis to meet each customers respective needs. Presently, the Company provides products used as components in plastics, process aids, adhesives and coatings, flavors and odorant mixtures, pharmaceutical and medical products and aerospace materials.

Effect of Compliance With Government Regulation

Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. Although the Company believes that its manufacturing processes do not result in the emission of volatile organic vapors into the atmosphere, and that the Company is not in violation of any State or Federal environmental regulations, the Company is required to comply with such regulations with respect to manufacture, storage and/or disposal of toxic materials. To the Company's knowledge, it is in compliance with present regulations. However, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect the Company's business. In addition, the Company is subject to the State of New Jersey Industrial Site Recovery Act (ISRA), which, among other requirements, requires the Company to obtain prior approval before relocating its facilities or consummating a transaction that would result in a change in control of the Company. The Company's facilities are subject to inspection to ascertain whether the Company has complied with State environmental regulations. While the Company believes it has complied with such regulations, there can be no assurance that the Company will not be required to incur expenses to remedy any future environmental violations discovered. The Company registers all new and proprietary products with the Toxic Substances Control Agency (TSCA) which is required in order for the Company to offer for sale any new chemical product. No assurances can be given that such registrations will be approved for any new product.

During the years ended February 28, 2003 and 2002, the Company expended approximately $27,700 and $27,400, respectively, for compliance with environmental laws. Actual costs to be incurred in future periods may vary from the foregoing costs, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters would have a materially adverse effect on its financial condition or results of operations in any one year.

Sources and Availability of Raw Materials

The Company purchases chemicals from several large chemical manufacturers and then further processes them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. During the year ended February 28, 2003, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Research and Development

The Company has made a commitment of resources to research and development for new dyes and for improvement of the Company's capability to provide technical services to its dye customers. In this regard, the Company has undertaken a dye synthesis effort to develop and produce dyes with greatly improved thermal stability. These dyes are now a part of the Company's product line and sales have started to grow. There is available to the Company the plastic processing equipment similar to that used by the Company's customers to extrude and injection mold plastic-dye formulations. Management expects that this will allow the Company to better understand its customer's problems and to design solutions.

During the years ended February 28, 2003 and 2002, the amounts spent on research and development activities were approximately $292,000 and $237,000, respectively. All research and development costs are borne by the Company.

Competition

The Company generally experiences, in management's opinion, limited competition in all areas of its business from some companies many of which are larger and better financed. At the present time, however, the Company believes that it has a unique position as a supplier of near infrared dyes. Management believes that the only other suppliers of these dyes use them as a vehicle to sell other products. Management believes that these companies will only sell the dye to purchasers of their resins or to those who buy their formulated resin or their finished lenses. Such companies do not sell the pure dye which is done by the Company. Insofar as the major profit incentive comes from the manufacture and sale of finished product, Management believes those companies that have the capability to formulate dyes in resin and injection mold the formulated resin, have a strong incentive to purchase the dye without any other requirements. However, in the future, other dye manufacturers may change their policy and sell dye directly. This will present the Company with a challenge to its pricing structure. However, because of the Company's low overhead, it is believed that such a challenge can be met successfully.

The Company has also invested resources in improved processes for the manufacture of dyes so that the Company can consider itself a low cost producer. The research and development program has introduced a new family of near infrared dyes that show a marked improvement in thermal and light stability over existing dyes. The Company believes that this new family of dyes will allow it to maintain a strong position as a dye supplier for laser safety and welding optical wear.

Technological Obsolescence

The chemical and plastics industry is characterized by rapid technological changes. Although the near infrared dyes that form the major portion of the Company's product line have been used in protective eyewear since 1976, the field has proven to be an active one for other applications and the Company must anticipate competition to develop. To remain competitive, the Company has committed itself to make capital investments to maintain its position as a key dye supplier in this field. There can be no assurance that the Company's dye technology will not be rendered less competitive, or obsolete, by the development by others of new methods to achieve laser safety and other forms of eye protection. Furthermore, to remain competitive, the Company may be required to make large, ongoing capital investments to develop and produce dyes at competitive prices. There is no assurance that can be given that the funds for such investments will be available to the Company.

Patents and Proprietary Protection

The Company does not rely upon patents for protection of its dye business. It has, however, patented a class of dyes that it developed. In connection therewith, a patent was granted by the U.S. Patent Office (U.S. Patent 5,686,639) for a new class of quinone diimmonium salts in November 1997. Other patent disclosures may be submitted in the future. No assurance can be given that other patents with regard to the foregoing will be issued. The Company has allowed its patent position on two patents it owns on Expanding

Monomers to lapse by not paying the maintenance fees. This will have no material impact on the Company's business since the Company decided previously to curtail the development of this technology. The Company intends to continue to evaluate the need for a patent program on new dyes, especially in those instances where composition of matter claims can be obtained. There can be no assurance that these patents will be of commercial benefit to the Company, or otherwise offer the Company protection from competing products. Although the issuance of a patent entitles the owner to a statutory presumption of validity, the presumption is not conclusive as to validity or the scope of enforceability of the claims therein. The enforceability and validity of a patent can be challenged by litigation after its issuance and, if the outcome of litigation is adverse to the owner of the patent, other parties may be free to use the subject matter covered by the patent. Moreover, the cost of defending these patents against infringement could require substantial expenditures which the Company may decide it is unable to afford. In addition, persons or entities may have filed patent applications and may have been issued patents on inventions or otherwise possess proprietary rights to technologies potentially useful to the Company. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to the Company's proprietary technologies.

Sales

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 28, 2003, approximately 52.6% of sales were to four customers. Three of these customers, located in the Eastern United States, comprised 43.4% of sales for the year ended February 28, 2003. During the year ended February 28, 2002, approximately 57.6% of sales were to four customers. Three of these customers, located in the Eastern United States, comprised 40.1% of sales for the year ended February 28, 2002.

Employees

The Company presently employees eight persons on a full time basis. The Company's employees are not represented by labor unions.

Forward-Looking Statements

This Form 10-KSB contains certain forward-looking statements and information that reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used in this Form 10-KSB, the words "anticipate", "believe", "estimate", "plan", "intend" and "expect" and similar expressions, as they relate to Epolin, Inc. for its management are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following:

- Our operating results may fluctuate because of a number of factors, many of which are beyond our control. Some of these factors that affect our results but which are difficult to control or predict are: the reduction, rescheduling or cancellation of orders by customers whether as a result of slowing demand for our products, stockpiling of our products or otherwise; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in product life cycles; changes in the mix of products that our customers buy; competitive pressures on selling prices; the ability of our customers to obtain products from their other suppliers; and general economic conditions.

- Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues. In fiscal 2003, approximately 52.6% of our revenues were from four customers. The loss of any of these customers could have a material adverse effect on the Company.

- The chemical and plastics industry is characterized by rapid technological changes, so our success depends heavily on our ability to develop and introduce new products.

- Although the Company generally experiences, in management's opinion, limited competition in all areas of its business, there are other dye companies many of which are larger and better financed. Such companies do not, however, sell the pure dye which is done by the Company. In the future, other dye manufacturers may change their policy and sell dye directly. This will present the Company with a challenge to its pricing structure.

- Manufacturers of chemical products are subject to extensive Federal and State environmental regulations.

- Patents and Proprietary Protection. The Company does not rely upon patents for protection of its dye business. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to the Company's proprietary technologies.

- Sources and Availability of Raw Materials. The Company purchases chemicals from several large chemical manufacturers and then further processes them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. Nevertheless, there can be no assurance that raw materials will continue to be easily obtainable. Any difficulty in obtaining raw materials would have a material adverse effect on the Company's business.

- We are dependent on key personnel. Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel.

- Our stock price may experience volatility. The market price of the Common Stock, which currently is listed in the OTC Bulletin Board, has, in the past, fluctuated over time and may in the future be volatile. The Company believes that there are a small number of market makers that make a market in the Company's Common Stock. The actions of any of these market makers could substantially impact the volatility of the Company's Common Stock.

Except as required by the Federal Securities Law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 10-KSB or for any other reason.

Item 2. Description of Property.

The Company presently occupies approximately 19,500 square feet of manufacturing, warehouse and administrative space in Newark, New Jersey which property the Company has occupied since June 1989. In October 1996, Epolin Holding Corp. ("Epolin Holding"), a company formed by Dr. Cohen and Mr. Ivchenko, purchased the property for the sum of $450,000. Simultaneously with the closing, the Company entered into substantially similar leasing arrangements with Epolin Holding as then existed with the former owner of the property. Such new lease, effective November 1, 1996, was for a term of five years with three five year options with annual rent of $97,740 subject to annual adjustments based on increases in the Consumer Price Index. The first five year option has been exercised which has extended the lease to October 31, 2006. Such rent includes real estate taxes and insurance expenses. In January 1998, Epolin Holding became a wholly-owned subsidiary of Epolin.

Effective November 1, 2002, the Company began to sublease approximately 2,500 square feet of its space to a non-related party to operate an optics and security inks laboratory at an annual rent of $36,000. Such sublease is for an initial term of five years with one five year option. Under the terms of the sublease, the subtenant has also agreed to reimburse the Company for all costs and expenses incurred by the Company for improvements made to the subleased premises in excess of $75,000. The excess amount shall be paid at a rate of $2,500 per month (beginning November 1, 2002) with interest at 6% per annum until the full amount has been paid. In conjunction with the sublease, the parties entered into a separate product development and consulting agreement whereby the subtenant has agreed to develop inks and products for the Company as the parties may agree and render other consulting advice from time to time. In addition, the subtenant has been given the non-exclusive right to solicit orders from new customers for the Company's products. Such agreement may be terminated by either party on 30 days written notice to the other.

Item 3. Legal Proceedings.

In December 2000, two individuals (each a former director and former employee of the Company) instituted suit in the Superior Court of New Jersey, Bergen County-Law Division, against the Company and the other directors of the Company alleging claims pursuant to their past employment as well as a derivative claim, as minority stockholders. Such claims included breach of contract, civil rights, age discrimination, wrongful termination, infliction of emotional distress and a shareholder derivative claim. Subsequent to the end of fiscal 2003, the Company reached an agreement in principle to settle the lawsuit. The settlement terms include a lump sum payment to the plaintiffs in the amount of $312,000. The Company's insurance company has tentatively agreed to contribute approximately $125,000 towards the settlement and the Company will contribute the balance. In addition, the Company will buy back 126,500 shares owned by one of the plaintiffs for the aggregate amount of $69,575 ($0.55 per share). Although the Company has denied and continues to deny all claims asserted in the lawsuit, Management has determined, in conjunction with advice of counsel, that it is in the best interests of the Company and its stockholders to settle the action on the terms as proposed taking into account various factors including the uncertainty and risks inherent in any litigation. Although the definitive settlement agreement has not yet been signed, the Company expects that it will be finalized and signed in the current fiscal quarter or soon thereafter. The Company does not believe that the terms of the settlement will likely have a material adverse effect on its results of operations, financial position or cash flows.

Other than the foregoing matter, there are no other material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

(a) Market Information.

The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "EPLN" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

Period	Bid Prices	
Fiscal year ended February 28, 2002:	High	Low
March 1, 2001 to May 31, 2001	$.42	$.14
June 1, 2001 to Aug. 31, 2001	$.47	$.25
Sept. 1, 2001 to Nov. 30, 2001	$.51	$.30
Dec. 1, 2001 to Feb. 28, 2002	$.85	$.53
Fiscal year ended February 28, 2003:	High	Low
March 1, 2002 to May 31, 2002	$.80	$.55
June 1, 2002 to Aug. 31, 2002	$.70	$.59
Sept. 1, 2002 to Nov. 30, 2002	$.69	$.45
Dec. 1, 2002 to Feb. 28, 2003	$.69	$.46

(b) Holders.

As of February 28, 2003, there were approximately 305 stockholders of record of the Company's Common Stock. This does not reflect persons or entities that hold their stock in nominee or "street name".

(c) Dividends.

During the fiscal year ended February 28, 2003, the Company paid two cash dividends, the first being $.04 per share in July 2002 and the second being $.03 per share in January 2003. During the fiscal year ended February 28, 2002, the Company also paid two cash dividends, the first being $.03 per share in June 2001 (which represented the first time that a cash dividend was paid by the Company) and the second being $.04 per share in February 2002.

Item 6. Management's Discussion and Analysis or Plan of Operation.

The following discussion of the Company's financial condition and results of operations is based on the Company's Consolidated Financial Statements and the related notes thereto.

Overview

Epolin, Inc. is a manufacturing and research and development company which was incorporated in the State of New Jersey in May 1984. The Company is principally engaged in the commercial development, production and sale of near infrared dyes to the optical industry for laser protection, for welding, for security inks and other dye applications as well as specialty chemicals.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

During the year ended February 28, 2003, the Company reported sales of approximately $2,691,000, as compared to sales during the year ended February 28, 2002 of approximately $2,553,000, an increase of approximately $138,000 or 5.4%. This increase in sales was primarily attributable to an increase in sales of the Company's near infrared absorbing dyes, and increases in sales of new dyes for new applications.

Operating income for fiscal 2003 decreased to approximately $930,000, as compared to operating income of approximately $1,143,000 for fiscal 2002, a decrease of approximately $213,000. This change was due primarily from an increase in cost of sales and a less significant increase in selling, general and administrative expenses, partially offset by the increase and sales for fiscal 2003 compared to fiscal 2002. Cost of sales in fiscal 2003 was approximately $969,000, compared to cost of sales in fiscal 2002 of approximately $684,000. In fiscal 2003, the Company's selling, general and administrative expenses were approximately $793,000, as compared to selling, general and administrative expenses of approximately $726,000 for the fiscal year ended February 28, 2002.

The increase in cost of sales was primarily due to a reallocation of officers' salaries from SG&A to cost of sales, and other increases in labor and overhead expenses, partially offset by decreases in laboratory salaries and specialty chemical costs. Increases in selling, general and administrative expenses were primarily due to an increase in legal and accounting fees and increases in consulting fees, partially offset by the reallocation of officers' salaries referred to above.

During the fiscal year ended February 28, 2003, the Company realized approximately $21,000 in interest income, as compared to approximately $50,000 in interest income for the prior year.

During the fiscal year ended February 28, 2003, the Company reported income before taxes of approximately $968,000 as compared to income before taxes of approximately $1,193,000 for the fiscal year ended February 28, 2002. Net income after taxes was approximately $583,000 or $.05 per share for fiscal 2003, as compared to net income after taxes of approximately $771,000 or $.07 per share for fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

During the year ended February 28, 2002, the Company reported sales of approximately $2,553,000 as compared to sales of approximately $2,330,000, an increase of approximately $223,000 or 9.6%. This increase in sales was primarily attributable to an increase in sales of the Company's near infrared absorbing dyes, and increases in sales of new dyes for new applications.

Operating income for fiscal 2002 increased to approximately $1,143,000 as compared to operating income of approximately $916,000 for fiscal 2001, an increase of approximately $227,000. This change resulted primarily from an increase in sales and a relatively minor decrease in cost of sales, offset by a minor increase in selling, general and administrative expenses. Cost of sales in fiscal 2002 was approximately $684,000 compared to cost of sales in fiscal 2001 of approximately $699,000. In fiscal 2002, the Company's selling, general and administrative expenses were approximately $726,000 as compared to selling, general and administrative expenses of approximately $714,000 for the fiscal year ended February 28, 2001.

During the fiscal year ended February 28, 2002, the Company realized approximately $50,000 in interest income as compared to approximately $74,000 in interest income for the prior year. This decrease resulted primarily from a decrease in available cash resulting primarily from the payment of the cash dividend in August 2001.

During the fiscal year ended February 28, 2002, the Company reported income before taxes of approximately $1,193,000 as compared to income before taxes of approximately $990,000 for the fiscal year ended February 28, 2001. Net income after taxes was approximately $771,000 or $.07 per share for fiscal 2002 as compared to net income after taxes of approximately $835,000 or $.07 per share for fiscal 2001. For fiscal 2002, the Company's income taxes were approximately $422,000 as compared to approximately $155,000 for fiscal 2001. Such amounts reflect federal and state taxes for fiscal 2002 of approximately $472,000 reduced by deferred taxes of approximately $50,000 for fiscal 2002 compared to federal and state taxes for fiscal 2001 of approximately $248,0000 reduced by deferred taxes of approximately $93,000 for fiscal 2001.

Liquidity and Capital Resources

On February 28, 2003, the Company had working capital of approximately $1,960,000, an equity to debt ratio of approximately 5.0 to 1, and stockholders' equity of approximately $2,575,000. On February 28, 2003, the Company had approximately $969,000 in cash and cash equivalents, total assets of approximately $3,090,000 and total liabilities of approximately $515,000.

The Company believes that its available cash, cash flow from operations and projected revenues will be sufficient to fund the Company's operations for more than the next 12 months.

The Company anticipates that it will incur in fiscal 2004 approximately $55,000 in renovation costs to improve the exterior of its facility in Newark, New Jersey. Other than the foregoing, the Company does not anticipate making any other significant capital expenditures in fiscal 2004 as it believes its present machinery and equipment, in conjunction with the interior renovations previously done to its facility in Newark, New Jersey in fiscal 2003, will be sufficient to meet its near term needs.

Inflation has not significantly impacted the Company's operations.

Management believes that future business look promising. The Company is confident that it can continue to take advantage of its market position in terms of availability of dyes and their performance.

Management believes that the Company's newest products, such as security inks, came along just as the market recognized the need for stronger security measures. Credit cards, proprietary packaging, official documents and personnel badges can use the near infrared inks the Company makes because they provide a convenient and rapid addition to the security features already in place. No assurance can be given, however, that this trend will continue or that the Company will be able to successfully penetrate this market.

Other Information

In August 2001, the Board of Directors of the Company authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. During the fiscal year ended February 28, 2003, a total of 32,500 shares were repurchased at a cumulative cost of $18,624. During the fiscal year ended February 28, 2002, a total of 30,000 shares were repurchased at a cumulative cost of $14,837. Under a previous stock repurchase program authorized in March 1998, which permitted the Company to repurchase up to $150,000 of the Company's outstanding shares of common stock, the Company had repurchased from April 1998 through December 2000 a total of 574,700 shares at a cumulative cost of $148,641.

During the fiscal year ended February 28, 2003, the Company paid two cash dividends, the first being $.04 per share in July 2002 and the second being $.03 per share in January 2003. During the fiscal year ended February 28, 2002, the Company also paid two cash dividends, the first being $.03 per share in June 2001 (which represented the first time that a cash dividend was paid by the Company) and the second being $.04 per share in February 2002.

Item 7. Financial Statements.

See the Consolidated Financial Statements annexed to this report.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Set forth below are the present directors and executive officers of the Company. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. There are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers serve at the discretion of the Board of Directors.

Name	Age	Present Position and Offices	Has Served As Director Since
Murray S. Cohen	77	Chairman of the Board, Chief Executive Officer, Secretary and Director	1984
James Ivchenko	63	President and Director	1993
Claire Bluestein	76	Director	1984
Morris Dunkel	74	Director	1984
James R. Torpey, Jr.	52	Director	2001
Peter Kenny	56	Director	2001

None of the directors and officers is related to any other director or officer of the Company.

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company and each significant employee of the Company.

MURRAY S. COHEN has served as Director, Chief Executive Officer and Chairman of the Board of the Company since June 1984 and Secretary since March 2001. From June 1984 to August 1994, Dr. Cohen was also President. From January 1978 through May 1983, Dr. Cohen was the Director of Research and Development for Apollo Technologies Inc., a company engaged in the development of pollution control procedures and devices. Dr. Cohen was employed as a Vice President and Technical Director of Borg-Warner Chemicals from 1973 through January 1978, where his responsibilities included the organization, project selection and project director of a 76 person technical staff which developed materials for a variety of plastic products. He received a Bachelor of Science Degree from the University of Missouri in 1949 and a Ph.D. in Organic Chemistry from the same institution in 1953.

JAMES IVCHENKO has served as Director of the Company since September 1993, President since August 1994, and from February 1992 to August 1994, he was Technical Director and Vice President of Operations. Prior thereto, Mr. Ivchenko was employed by Ungerer & Co. as Plant Manager for the Totowa, New Jersey and Bethlehem, Pennsylvania facilities from May 1988 to May 1991. Mr. Ivchenko has over 30 years of experience in the flavor, fragrance and pharmaceutical intermediate industry. He received his Bachelor of Arts Degree, Masters of Science and Masters of Business Administrations from Fairleigh Dickinson University in New Jersey.

CLAIRE BLUESTEIN has served as Director of the Company since June 1984. Since 1999, Dr. Bluestein has been retired. Prior thereto, she was president and sole shareholder of Captan Associates, Inc., a company engaged in the development of materials for commercial applications of radiation curing technology. Dr. Bluestein has been issued several patents by the United States Department of Commerce, Trademark and Patent Offices and has published a variety of chemistry related articles. Dr. Bluestein received her Bachelor of Arts Degree from the University of Pennsylvania in 1947. In 1948 she received a Master of Science Degree and in 1950 a Ph.D. in Organic Chemistry from the University of Illinois.

MORRIS DUNKEL has served as Director of the Company since June 1984. Since 1992, he has been Vice President and Technical Director of Elan Chemical Inc., a chemical company in the flavor and fragrances industry. From 1976 through 1983, Dr. Dunkel was employed by Tenneco Chemicals, Inc., a firm engaged in chemical production activities, in the capacities of manager and director of Tenneco's organic chemicals research and development division. Dr. Dunkel has been issued several United States patents and has published numerous articles relating to chemical processes. He received a Bachelor of Science Degree in 1950 from Long Island University. Dr. Dunkel received a Master of Science Degree from Brooklyn College in 1954 and Ph.D. in Organic Chemistry from the University of Arkansas in 1956.

JAMES R. TORPEY, JR. has served as Director of the Company since July 2001. Mr. Torpey is President of Madison Energy Consultants. From 1995 to 2002, he was Director of Technology Initiatives at First Energy/GPU, Chairman of the Solar Electric Power Association, and President and member of the Board of Directors of GPU Solar, Inc. He is currently a member of the U.S. Department of Energy Solar Industry Advisory Board. Mr. Torpey received his Masters of Business Administration from Rutgers University in 1991.

PETER KENNY has served as Director of the Company since July 2001. Mr. Kenny has been Senior Vice President-Business Banking Division of Independence Community Bank since July 1999. Prior thereto, and from September 1991 to July 1999, he was Senior Vice President and Senior Loan Officer of Broad National Bank which was acquired by Independence Community Bank in July 1999.

Item 10. Executive Compensation.

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 28, 2003, February 28, 2002 and February 29, 2001, of those persons who were, at February 28, 2003 (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus	Restricted Stock Awards	Shares Underlying Options
Murray S. Cohen	2003	$227,146(1)(3)	$32,000	0	0
Chairman of the	2002	$204,356(1)(3)	$31,000	0	50,000
Board and Chief	2001	$177,290(1)(3)	$29,000	0	0
Executive Officer					

James Ivchenko	2003	$208,097[2][3]	$27,000	0	0
President	2002	$186,864[2][3]	$25,900	0	50,000
	2001	$162,318[2][3]	$24,000	0	0

---

(1) Includes compensation of $63,837 and $52,416 for 2003 and 2002, respectively, due to Murray S. Cohen based upon the Company's sales for fiscal 2002 and 2001 paid in fiscal 2003 and 2002, respectively, as determined under his employment contract. Does not include, however, compensation due to Dr. Cohen based upon the Company's sales for fiscal 2003 as determined under his employment contract which will be paid in fiscal 2004 which will be in the amount of $74,016. Also, does not include $49,948 paid to Dr. Cohen in fiscal 2001 for previously accrued salary.

(2) Includes compensation of $51,070 and $40,768 for 2003 and 2002, respectively, due to James Ivchenko based upon the Company's sales for fiscal 2002 and 2001 paid in fiscal 2003 and 2002, respectively, as determined under his employment contract. Does not include, however, compensation due to Mr. Ivchenko based upon the Company's sales for fiscal 2003 as determined under his employment contract which will be paid in fiscal 2004 which will be in the amount of $60,559.

(3) Does not include other deferred compensation arrangements for each of Dr. Cohen and Mr. Ivchenko. See "Deferred Compensation/Employment Contracts and Change in Control Arrangements" below.

Stock Option Plans

The Company previously adopted the 1986 Employees' Stock Option Plan (the "1986 Plan"). As of April 1996, options may no longer be granted under the 1986 Plan. Under the terms of the 1986 Plan, options granted thereunder could be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not so qualify. In December 1995, options to acquire up to 490,000 shares of the Company's Common Stock were granted under the 1986 Plan. Such options had an expiration date of December 1, 2005. In fiscal 2002, options to acquire 185,000 shares of the Company's Common Stock were exercised unde the 1986 Plan. In prior years, options to acquire 270,000 shares of the Company's Common Stock were exercised under the 1986 Plan. In addition, options to acquire 35,000 shares under the 1986 Plan have lapsed. As a result, as of February 28, 2003, there are no outstanding options under the 1986 Plan.

In December 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") for employees, officers, consultants or directors of the Company to purchase up to 750,000 shares of Common Stock of the Company (the "1998 Plan Option Pool"). In September 2001, the Board of Directors increased the size of the 1998 Plan Option Pool to 1,500,000 shares. Options granted under the 1998 Plan shall be non-statutory stock options which do not meet the requirements of Section 422 of the Code. Under the terms of the 1998 Plan, participants may receive options to purchase Common Stock in such amounts and for such prices as may be established by the Board of Directors or a committee appointed by the Board to administer the 1998 Plan. As of February 28, 2003, options to acquire 880,000 shares of the Company's Common Stock have been granted under the 1998 Plan and 620,000 options were available for future grant. To date, options to acquire 425,000 shares of the Company's Common Stock have been exercised under the 1998 Plan.

No stock options or other stock appreciation rights were granted to any of the persons named in the Summary Compensation Table during the fiscal year ended February 28, 2003.

The following table set forth certain information as to each exercise of stock options during the year ended February 28, 2003, by the persons named in the Summary Compensation Table and the fiscal year-end value of unexercised options:

Aggregated Option Exercises in Fiscal 2003 and Year-End Option Value

	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at February 28, 2003		Value of Unexercised In-the-Money Options at February 28, 2003[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Murray S. Cohen	-0-	$-0-	25,000	25,000	$8,625	$8,625
James Ivchenko	-0-	$-0-	25,000	25,000	$8,625	$8,625

(1) Based on the average of the closing bid and asked prices of the Company's Common Stock as of February 28, 2003, minus the exercise price, multiplied by the number of shares underlying the options. The amounts reflected in this table may never be obtained.

Compensation of Directors

In fiscal 2002, the Company began to pay all directors $750 for each board meeting attended. Previous thereto, and since the Company's inception, no director received any cash compensation for his services as such. Directors have always been and will continue to be reimbursed for reasonable expenses incurred on behalf of the Company.

Deferred Compensation/Employment Contracts and Change in Control Arrangements

Pursuant to a deferred compensation agreement, as amended, entered into with James Ivchenko, President of the Company, the Company has agreed to pay Mr. Ivchenko $32,000 per year for ten consecutive years commencing the first day of the month following Mr. Ivchenko reaching the age of 65. The obligation is being funded with a life insurance policy owned by the Company.

Effective as of March 1, 1999, the Company entered into a ten year employment agreement with Mr. Ivchenko. Pursuant thereto, Mr. Ivchenko shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Mr. Ivchenko shall receive as additional compensation a certain percentage (as set forth below) of the Company's annual gross sales up to but not exceeding annual gross sales of $3 million. Such percentage starts at 1.50% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement. In the event of death or disability, the agreement provides that Mr. Ivchenko or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would had received (if not for his death or disability) for the remainder of the ten year term.

Effective as of March 1, 1999, the Company also entered into a ten year employment agreement with Murray S. Cohen, Chairman of the Board and Chief Executive Officer of the Company. Pursuant thereto, Dr. Cohen shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Dr. Cohen shall receive as additional compensation a certain percentage (as set forth below) of the Company's annual gross sales up to but not exceeding annual gross sales of $3 million. Such percentage starts at 2.00% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement. In the event of death or disability, the agreement provides that Dr. Cohen or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would had received (if not for his death or disability) for the remainder of the ten year term. The Company had previously entered into a deferred compensation agreement in June 1998 with Dr. Cohen which provided for the payment of certain funds to Dr. Cohen for a period of ten years beginning two weeks after the date of his retirement. Such agreement was terminated in connection with the execution of the employment agreement with Dr. Cohen. In addition to the foregoing, Dr. Cohen will be entitled to receive $79,041 upon his retirement in connection with a deferred compensation agreement entered into in January 1996 which was terminated in June 1998. Such amount will be paid to Dr. Cohen upon retirement either in equal consecutive monthly payments for a period not exceeding 60 months or a single payment which will be at the discretion of the Company.

The Company also entered into deferred compensation agreements with Chester C. Swasey and Abdelhamid A.H. Ramadan, former employees and directors of the Company. These agreements provided for annual payments of 50% of each employee's salary before bonuses at his respective retirement dates, to be paid in biweekly installments for 10 years. Management has elected not to provide any additional funding for either employee subsequent to the date at which each of the two employees were no longer employed with the Company. See Part I, Item 3, "Legal Proceedings" for information on the proposed settlement of the action commenced by such individuals against the Company. Upon completion of the settlement, theses agreements will no longer be operative.

The Company does not have any termination or change in control arrangements with any of its named executive officers.

Item 11. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as February 28, 2003, certain information with regard to the record and beneficial ownership of the Company's Common Stock by (i) each stockholder owning of record or beneficially 5% or more of the Company's Common Stock, (ii) each director individually, (iii) all officers and directors of the Company as a group:

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Murray S. Cohen[(1)]*	2,870,958	24.1%
James Ivchenko[(2)]*	1,764,587	14.8%
Claire Bluestein[(3)]*	982,655	8.3%
Morris Dunkel[(3)]*	237,500	2.0%
James R. Torpey, Jr.[(3)]*	25,000	**

Peter Kenny[3]*	12,500	**
Santa Monica Partners, L.P.[4]	825,900	6.9%
All Officers and Directors as a Group (6 persons)	5,893,200	49.2%

---

* The address for each is 358-364 Adams Street, Newark, New Jersey 07105.

** Less than 1%.

(1) Includes 1,845,958 shares held by Dr. Cohen and 1,000,000 shares owned by three grandchildren of Dr. Cohen, which shares are held by Dr. Cohen's daughters as custodian. Dr. Cohen holds a proxy with respect to such shares which proxy may be revoked at any time and unless revoked shall terminate on January 31, 2004. As a result, Dr. Cohen may be deemed to be the beneficial owner of such shares. Also, includes 25,000 shares which Dr. Cohen has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan. In addition, Dr. Cohen has options granted under the 1998 Plan to acquire an additional 25,000 shares which are not exercisable within 60 days.

(2) Includes 980,000 shares held by Mr. Ivchenko and 439,587 held by Mr. Ivchenko and his wife, as joint tenants. Also, includes 320,000 shares held by Mr. Ivchenko's children. Mr. Ivchenko holds a proxy with respect to such shares which proxy may be revoked at any time and unless revoked shall terminate on January 31, 2004. As a result, Mr. Ivchenko may be deemed to be the beneficial owner of such shares. Also, includes 25,000 shares which Mr. Ivchenko has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan. In addition, Mr. Ivchenko has options granted under the 1998 Plan to acquire an additional 25,000 shares which are not exercisable within 60 days.

(3) Includes 12,500 shares which each has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan. In addition, each has options granted under the 1998 Plan to acquire an additional 12,500 shares which are not exercisable within 60 days.

(4) This information is based solely upon information reported in filings made to the SEC on behalf of Santa Monica Partners, L.P. The address for Santa Monica Partners, L.P. is 1865 Palmer Avenue, Larchmont, New York.

The Stockholders Agreement

Pursuant to a Stockholders Agreement executed in October 2002, Murray S. Cohen, James Ivchenko, Claire Bluestein, Morris Dunkel, James R. Torpey, Jr. and Peter Kenny (each a current member of the Board of Directors) have provided the Company with certain rights of refusal in the event any of such individuals desire to sell any of the shares of the Company's Common Stock which any of them hold of record or beneficially. Excluded from such restrictions are gifts in which the proposed donee agrees to be bound to the Stockholders Agreement and transfers by will or the laws of descent, provided the shares remain subject to said restrictions. In addition, shares may be transferred by such individuals with the prior approval of the Board of Directors of the Company (or any committee authorized by the Board to give such approval).

Item 12. **Certain Relationships and Related Transactions.**

See Part III, Item 10, "Deferred Compensation/Employment Contracts and Change in Control Arrangements" above for information on the transactions described therein.

Item 13. **Exhibits and Reports on Form 8-K.**

(a) Exhibits.

3.1	Epolin Inc.'s certificate of incorporation as amended [1]
3.2	Epolin Inc.'s by-laws[1]
4.1	Specimen certificate for common stock[1]
99.1	Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Filed with the Company's Form S-18 Registration Statement SEC File 33-25405-NY.

(b) Reports on Form 8-K.

Listed below are reports on Form 8-K filed during the last quarter of the period covered by this report:

None.

Item 14. Controls and Procedures.

The Company's Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report. Based on such evaluation, each of such officers has concluded that the Company's disclosure controls and procedures are effective in alerting him on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act. There have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of this evaluation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EPOLIN, INC.
(Registrant)

By: /s/ Murray S. Cohen
Murray S. Cohen,
Chief Executive Officer

Dated: April 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Murray S. Cohen Murray S. Cohen	Chief Executive Officer, Chairman of the Board, Secretary and Director (Principal Executive Officer)	4/30/03
/s/ James Ivchenko James Ivchenko	President and Director (Principal Financial Officer)	4/30/03
/s/ Claire Bluestein Claire Bluestein	Director	4/30/03
/s/ Morris Dunkel Morris Dunkel	Director	4/30/03
/s/ James R. Torpey, Jr. James R. Torpey, Jr.	Director	5/5/03
/s/ Peter Kenny Peter Kenny	Director	5/1/03

CERTIFICATIONS

I, Murray S. Cohen, certify that:

1. I have reviewed this annual report on Form 10-KSB of Epolin, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

/s/ Murray S. Cohen
Murray S. Cohen
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

I, James Ivchenko, certify that:

1. I have reviewed this annual report on Form 10-KSB of Epolin, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

/s/ James Ivchenko
James Ivchenko
President (Principal Financial Officer)

EPOLIN, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2003
AND FEBRUARY 28, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
EPOLIN, INC. AND SUBSIDIARY
Newark, New Jersey

We have audited the accompanying Consolidated Balance Sheets of Epolin, Inc. and it's wholly owned Subsidiary as of February 28, 2003 and February 28, 2002 and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended February 28, 2003 and February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Epolin Inc. and Subsidiary as of February 28, 2003 and February 28, 2002 and the results of its operations and cash flows for the years ended February 28, 2003, and February 28, 2002 in conformity with generally accepted accounting principles.

IWA FINANCIAL CONSULTING LLC
Livingston, NJ 07039

March 28, 2003

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

ASSETS

	February 28,	
	2003	2002
Current assets:		
Cash and cash equivalents	$ 969,477	1,517,875
Accounts receivable	371,461	365,835
Inventories	629,312	642,637
Notes receivable	14,139	-
Prepaid expenses	140,982	41,129
Deferred tax assets-current portion	2,260	47,073
Total current assets	2,127,631	2,614,549
Plant, property and equipment - at cost:		
Land	81,000	81,000
Building	369,000	369,000
Machinery and equipment	222,581	248,174
Furniture and fixtures	12,223	12,223
Leasehold improvements	553,280	453,492
Total	1,238,084	1,163,889
Less: Accumulated depreciation and amortization	687,420	695,808
Net plant, property and equipment	550,664	468,081
Other assets:		
Deferred tax assets-non current portion	283,116	243,723
Cash value - life insurance policy	128,586	110,930
Total other assets	411,702	354,653
Total	$ 3,089,997	3,437,283

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	February 28, 2003	February 28, 2002
Current liabilities:		
Accounts payable	$ 6,410	20,574
Accrued expenses	158,922	149,406
Taxes payable:		
Payroll	1,737	1,643
Income	403	108,702
Total current liabilities	167,472	280,325
Other liabilities:		
Deferred compensation	347,558	323,479
Loans payable-officers	-	-
Total other liabilities	347,558	323,479
Total liabilities	515,030	603,804
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $15.513 par value; 940,000 shares authorized; none issued		
Preferred stock, series A convertible non-cumulative, $2.50 par value; redemption price and liquidation preference; 60,000 shares authorized; 5,478 shares issued and redeemed		
Common stock, no par value; 20,000,000 shares authorized; 12,566,500 and 12,529,000 shares issued and outstanding at 2003 and 2002, respectively	2,304,558	2,295,183
Paid-in capital	6,486	6,486
Retained earnings	452,700	701,963
Total	2,763,744	3,003,632
Less: Treasury stock-at cost	188,777	170,153
Total stockholders' equity	2,574,967	2,833,479
Total	$ 3,089,997	3,437,283

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED FEBRUARY 28, 2003 AND 2002

	2003	2002
Sales	$ 2,691,497	2,553,487
Cost of sales and expenses:		
Cost of sales	968,876	684,430
Selling, general and administrative	793,103	725,828
Total	1,761,979	1,410,258
Operating income	929,518	1,143,229
Other income:		
Rental income	12,000	-
Interest	20,664	49,775
Gain on sale of assets	6,200	-
Total other income	38,864	49,775
Income before taxes	968,382	1,193,004
Income taxes	385,165	422,011
Net income	$ 583,217	770,993
Per share data:		
Basic earnings per common share	0.05	0.07
Fully diluted earnings per common share	0.05	0.07
Weighted average number of common shares outstanding	11,891,105	11,715,872

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2003 AND 2002

	Common Stock	Additional Paid-in-Capital	Retained Earnings Deficit	Treasury Costs	Stockholders' Equity
Balance - March 1, 2001	$ 2,229,658	6,486	754,225	(155,316)	2,835,053
Common stock issued for stock option	65,525	-	-	-	65,525
Treasury stock purchased	-	-	-	(14,837)	(14,837)
Dividends paid	-	-	(823,255)	-	(823,255)
Net income	-	-	770,993	-	770,993
Balance - February 28, 2002	2,295,183	6,486	701,963	(170,153)	2,833,479
Balance - March 1, 2002	2,295,183	6,486	701,963	(170,153)	2,833,479
Common stock issued for stock option	9,375	-	-	-	9,375
Treasury stock purchased	-	-	-	(18,624)	(18,624)
Dividends paid	-	-	(832,480)	-	(832,480)
Net income	-	-	583,217	-	583,217
Balance - February 28, 2003	$ 2,304,558	6,486	452,700	(188,777)	2,574,967

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED FEBRUARY 28, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 583,217	770,993
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	26,521	22,794
Deferred tax expense	5,420	(50,018)
Obligation under deferred compensation agreement	24,078	24,078
Gain on sale of assets	(6,200)	-
(Increase) decrease in:		
Accounts receivable	(5,626)	(59,552)
Inventories	13,325	(141,045)
Employee loans	-	(10,319)
Prepaid expenses	(99,853)	(12,006)
Increase (decrease) in:		
Accounts payable	(14,164)	10,381
Accrued expenses	9,516	15,248
Taxes payable	(108,205)	75,920
Net cash provided by operating activities	428,029	646,474
Cash flows from investing activities:		
Increase in cash value - life insurance policy	(17,656)	(4,879)
Increase in notes receivable	(14,139)	
Sale of equipment	8,000	-
Payments for equipment	(110,903)	(41,608)
Net cash used by investing activities	(134,698)	(46,487)

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED FEBRUARY 28, 2003 AND 2002

	2003	2002
Cash flows from financing activities:		
Proceeds from the issuance of common stock	9,375	65,525
Dividends paid	(832,480)	(823,255)
Treasury stock purchased	(18,624)	(14,837)
Net cash used by financing activities	(841,729)	(772,567)
Increase (decrease) in cash	(548,398)	(172,580)
Cash and cash equivalents:		
Beginning	1,517,875	1,690,455
Ending	$ 969,477	1,517,875
Supplemental information:		
Income taxes paid	$ 472,800	299,935
Interest paid	$ -	458

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2003

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION:

The Company is engaged in the development, production and sale of near infrared dyes to the optical industry for laser protection and welding applications and other dyes and specialty chemical products that serve as intermediates and additives used in the adhesive, plastic, aerospace, credit card security and protective documents industries to customers located in the United States and throughout the world.

The Company's wholly owned Subsidiary, Epolin Holding, Corp., was incorporated in New Jersey as a real estate holding company whose assets consist of land and a building. Prior to being acquired on January 29, 1998, two officers/stockholders of the Company controlled it.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents - Includes cash in bank and money market accounts for purposes of preparing the Statement of Cash Flows.

Concentrations of Credit Risks - The Company and its Subsidiary had cash deposits in a financial institution and brokerage house in excess of the amount insured by agencies of the federal government in amounts of $869,500 and $1,417,875 at February 28, 2003 and February 28, 2002, respectively. In evaluating this credit risk, the Company periodically evaluates the stability of the financial institution and brokerage house.

Inventories - Consists of raw materials, work in process, finished goods and supplies valued at the lower of cost or market under the first-in, first-out method.

Fair Value of Financial Instruments - All reported assets and liabilities, which represent financial instruments, approximate the carrying values of such amounts.

Plant, Property and Equipment - Stated at cost less accumulated depreciation and amortization. Provisions for depreciation are computed on the straight-line and declining balance methods, based upon the estimated useful lives of the assets.

Depreciation and amortization expense totaled $26,521 and $22,794 for the fiscal years ended February 28, 2003 and 2002, respectively.

EPOLIN, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation - The accompanying Consolidated Financial Statements include the accounts of the Company and Subsidiary. Intercompany transactions and balances have been eliminated in consolidation. Condensed consolidating financial statements for the year ended February 28, 2003 are:

CONDENSED CONSOLIDATING BALANCE SHEET

	Epolin	Epolin Holding	Eliminations	Consolidated
Current assets	$ 2,045,749	81,882	-	2,127,631
Non-current assets	1,043,845	490,060	(571,539)	962,366
Total	$ 3,089,594	571,942	(571,539)	3,089,997
Total liabilities	514,627	158,619	(158,216)	515,030
Stockholders' equity:				
Common stock	2,304,558	-	-	2,304,558
Additional paid-in capital	6,486	-	-	6,486
Retained earnings	452,700	413,323	(413,323)	452,700
Treasury stock	(188,777)	-	-	(188,777)
Total stockholders' equity	2,574,967	413,323	(413,323)	2,574,967
Total	$ 3,089,594	571,942	(571,539)	3,089,997

CONDENSED CONSOLIDATING STATEMENT OF INCOME

	Epolin	Epolin Holding	Eliminations	Consolidated
Sales	$ 2,691,497	-	-	2,691,497
Other revenue	-	109,740	(97,740)	12,000
Total	2,691,497	109,740	(97,740)	2,703,497
Cost of sales	968,876	-	-	968,876
Selling, general and administrative	873,801	17,042	(97,740)	793,103
Total	1,842,677	17,042	(97,740)	1,761,979
Operating income	848,820	92,698	-	941,518
Other income - interest	26,084	780	-	26,864
Income before taxes	874,904	93,478	-	968,382
Income taxes	377,922	7,243	-	385,165
Net income	$ 496,982	86,235	-	583,217

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes – The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", wherein the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

Stock Options – As permitted by FASB Statement of Financial Accounting Standards No. 123, and explained in Note G, the Company accounts for employee stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, under which compensation expense is recognized only to the extent that the market price for stock options granted exceeds the exercise price of the underlying common stock at the date of grant. As of February 28, 2003 market price in excess of exercise price of certain options was deemed immaterial to the financial statements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recorded on the accrual basis and is recognized at the point of sale as products are shipped.

Source of Raw Materials – The Company purchases chemicals from several large chemical manufacturers, further processing them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and availability of such raw materials is widespread.

Advertising Costs – Advertising costs, included in operating expenses, are expensed as incurred. Advertising expenses amounted to $10,208 and $4,699 for the years ended February 28, 2003 and 2002, respectively.

Regulations – The Company expended approximately $27,656 to maintain compliance with certain Federal and State and City government regulations relative to the production of near infrared dyes and specialty chemicals.

EPOLIN, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2003

NOTE C - ECONOMIC DEPENDENCY:

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 28, 2003, approximately 52.6% of sales were to four customers. Three of these customers, located in the Eastern United States, accounted for 43.4% of sales for the year ended February 28, 2003. During the year ended February 28, 2002, approximately 57.6% of sales were to four customers, three of which were located in the Eastern United States and accounted for 40.1% of sales for the year ended February 28, 2002.

NOTE D – RENTAL INCOME UNDER SUBLEASE:

The Company entered into a sublease agreement with a non-related party effective November 1, 2002 for a five year term ending October 31, 2007. Under the terms of the lease the tenant is to pay a base rent of $36,000 per year. In addition, the tenant is to reimburse the Company for all costs and expenses incurred by the Company for improvements to such leased property in excess of $75,000. The excess amount is recorded on the balance sheet as a note receivable, payable $2,500 a month including interest of 6% a year.

NOTE E - INVENTORIES:

	2003	2002
Raw materials and supplies	$ 51,753	50,806
Work in process	178,659	173,369
Finished goods	398,900	418,462
Total	$629,312	642,637

NOTE F - INCOME TAXES:

1. Federal and State deferred tax assets include:

	2003	2002
Temporary differences – principally from accelerated amortization of leasehold improvements for book purposes and deferred compensation	$285,376	290,796
Current portion	2,260	47,073
Non-current portion	$283,116	243,723

NOTE F - INCOME TAXES (continued):

2. Income tax expense:

	2002	2001
Current:		
Federal	$297,962	366,904
State	81,783	105,125
Total current	379,745	472,029
Deferred:		
Federal	4,009	(39,549)
State	1,411	(10,469)
Total deferred	5,420	(50,018)
Total	$385,165	422,011

3. Reconciliation of income tax at the statutory rate to the Company's effective rate:

	2003	2002
Computed at the statutory rate	$310,561	369,879
State income taxes (net)	81,783	105,125
(Increase) Decrease in deferred tax asset	(5,420)	(50,018)
General business credits	(27,584)	(19,497)
Non-deductible items	25,825	16,522
Effective tax	$385,165	422,011

NOTE G - EMPLOYEE BENEFITS:

Simplified Employee Pension Plan – Effective June 1, 1994, covering all eligible participating employees as defined. Employer contributions totaled $26,387 and $19,530 for the years ended February 28, 2003 and February 28, 2002, respectfully.

Incentive Compensation Plan – On December 1989, the Company approved the 1989 Incentive Compensation Plan for the purpose of attracting and retaining key personnel. All employees of the Company are eligible to participate in the plan whereby incentive bonuses are determined by the Board of Directors and payable in shares of common stock. Shares issued are determined at fifty percent of the closing bid price, vested, and delivered over a three-year period. During the year ended February 28, 1999, 20,000 shares of common stock were issued covering a previously awarded bonus to an employee on May 18, 1998.

Employee Option Plan – The Company previously adopted The 1986 Stock Option Plan. As of April 1996, options were no longer granted. Under the terms of the Plan, options granted could be designated as portions, which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code of 1986, as amended, or options, which do not qualify. On December 1, 1995, options to acquire up to 490,000 shares of the Company's common stock were granted and expire on December 1, 2005. During the year ended February 28, 2002, the Company issued 185,000 shares of common stock to three employees. Common stock issued for all prior years totaled 270,000 shares. Options totaling 35,000 expired for all prior years. There were no outstanding options as of February 28, 2003.

The Company adopted the 1998 Stock Option Plan on December 1, 1998. Under the terms of the plan, the Company reserved 750,000 shares of common stock for issuance pursuant to the exercise of options to be granted under the Plan, which do not meet the requirements of Section 422 of the Code. On September 15, 2001, the Board of Directors increased the reserve to 1,500,000. Options granted expire five or ten years after the date granted and are subject to a vesting period as follows: (1) none exercisable prior to the first anniversary of the date of grant, and (2) each of the options will become exercisable as to 50% of the shares underlying the option on each of the first and second anniversaries of the date granted. Options totaling 400,000 were exercised throughout the year ended February 28, 2002.

Options totaling 25,000 were exercised during the current year.

NOTE G – EMPLOYEE BENEFITS (continued):

Employee Option Plan (continued)

Options granted as of February 28, 2003:

Number of Shares	Exercise Price	Date Granted	Expiration Date
425,000	$.15	December 1, 1998	December 1, 2008
25,000	$.15	February 10, 1999	February 10, 2009
25,000	$.15	February 10, 2000	February 10, 2010
50,000	$.15	September 1, 2001	September 1, 2006
330,000	$.25	September 15, 2001	September 15, 2006
25,000	$.30	December 1, 2002	December 1, 2007

There are 620,000 options attributable to future grants.

NOTE H – TREASURY STOCK:

Consists of 679,645 shares as of February 28, 2003 at a net cost of $188,777.

The Company made purchases of 32,500 shares during the year ended February 28, 2003.

NOTE I – RESEARCH AND DEVELOPMENT:

Amounts of $292,229 and $237,169 were included in cost of sales for the years ended February 28, 2003 and 2002, respectively. All costs were borne by the Company.

NOTE J – ACQUISITIONS:

On January 29, 1998, the Company acquired 100% of stock in Epolin Holding Corp.

NOTE K - ENVIRONMENTAL MATTERS

The Company's past and present daily operations include activities which are subject to extensive federal and state environmental and safety regulations. Compliance with these regulations has not had, nor does the Company expect such compliance to have, any material effect upon expected capital expenditures, net income, financial condition or competitive position of the Company. The Company believes that its current practices and procedures comply with applicable regulations. The Company's policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in these statements.

NOTE L – COMMITMENTS AND CONTINGENCIES:

LEASE OBLIGATIONS:

The company leases its real estate under an operating lease with a related party. The lease effective November 1, 1996 was for a term of five (5) years with three (3) five (5) year options at annual rentals of $97,740. The Cost of Living Index adjustment effective with the second year has been waived by the subsidiary. Rent includes reimbursed insurance costs.

Rental expense charged to operations, eliminated in consolidation, amounted to $97,740 for the years 2003 and 2002, respectively.

Future minimum payments for the current option period:

Fiscal years ending February:	
2004	$97,740
2005	97,740
2006	97,740
2007	97,740
2008	65,160

NOTE L – COMMITMENTS AND CONTINGENCIES (continued):

Deferred Compensation – On December 29, 1995, the Company entered into a deferred compensation agreement with an officer whose additional annual compensation of $19,645 plus interest is deferred until he reaches age 65 or is terminated. The obligation is being funded by a life insurance policy. Annual payments to the officer of $32,000 for ten consecutive years shall commence the first day of the month following his 65th birthday or termination.

On January 1, 1996, the Company entered into a deferred compensation agreement with another officer wherein $25,000 per year was accrued. This agreement, with unfunded accruals of $79,041 terminated on June 25, 1998, and will be paid upon retirement in either equal consecutive monthly payments for a period not exceeding sixty (60) months or a single payment equal to the then present value of the account, said selection to be at the discretion of the Company. The Company entered into a second deferred compensation agreement with the same officer on June 25, 1998, which provided for the payment of certain funds for a period of ten years beginning two weeks after the date of his retirement. This agreement was terminated March 1, 1999.

Effective March 1, 1999, the Company adopted deferred compensation agreements for two of its employees. Under the term of the agreement, each employee would receive one twenty sixth (1/26) of fifty percent (50%) of their annual salary (excluding bonuses) as of the date of retirement. Each has a death-vesting schedule. Management has elected not to provide any additional funding for either employee subsequent to the date the two employees were no longer employed by the Company.

Deferred compensation of $24,079 was charged to operations for the years ended February 28, 2003 and February 28, 2002, respectively.

Employment Agreements – Effective March 1, 1999, the Company entered into ten-year employment agreements with officers/directors:

Murray S. Cohen, PhD, Chairman of the Board and Chief Executive Officer - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 2.00% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

James Ivchenko, President - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 1.5% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

NOTE L – COMMITMENTS AND CONTINGENCIES (continued):

Employment Agreements – Effective March 1, 1999, the Company entered into ten-year employment agreements with officers/directors:

Murray S. Cohen, PhD, Chairman of the Board and Chief Executive Officer - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 2.00% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

James Ivchenko, President - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 1.5% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

SUBSEQUENT EVENT:

In December 2000, two individuals (each a former director and former employee of the Company) instituted suit in the Superior Court of New Jersey, Bergen County-Law Division, against the Company and the other directors of the Company alleging claims pursuant to their past employment as well as a derivative claim, as minority stockholders. Such claims included breach of contract, civil rights, age discrimination, wrongful termination, infliction of emotional distress and a shareholder derivative claim. Subsequent to the end of fiscal 2003, the Company reached an agreement in principle to settle the lawsuit. The settlement terms include a lump sum payment to the plaintiffs in the amount of $312,000. The Company's insurance company has tentatively agreed to contribute approximately $125,000 towards the settlement and the Company will contribute the balance. In addition, he Company will buy back 126,500 shares owned by one of the plaintiffs for the aggregate amount of $69,575 ($0.55 per share). Although the definitive settlement agreement has not yet been signed, the Company expects that it will be finalized and signed in the current fiscal quarter or soon thereafter. The Company does not believe that the terms of the settlement will likely have a material adverse effect on its results of operations, financial position or cash flows.

Other than the foregoing, there are no other materials pending legal proceedings to which the Company is a party or to which any of its property is subject.